JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 21, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”)
File Nos. 333-103022; 811-21295
Post-Effective Amendment No. 341

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the JPMorgan Equity Low Volatility Income Fund and the JPMorgan Opportunistic Equity Long/Short Fund (each, a “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on August 25, 2014 pursuant to the Rule.

JPMORGAN EQUITY LOW VOLATILITY INCOME FUND PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Please confirm that “Acquired Fund Fees and Expenses” will be included in the Annual Fund Operating Expenses table if the amount of the acquired fund fees and expenses is greater than one basis point.

Response: We confirm that this line item will be included in the table if we estimate the amount to be greater than one basis point.

2.	Please confirm that the contractual fee waiver referred to in footnote 1 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

Main Investment Strategies

3.	Comment: Please explain how the Fund will seek to provide a higher level of income than the Fund’s primary benchmark.

Response: The Fund will seek to provide income in several ways. One is to purchase equity securities that it believes will pay dividends. The second is by writing exchange-traded covered calls on individual equity securities. To make this clearer, we will add the following as a second sentence of the first paragraph under “What are the Fund’s main investment strategies?”:

In order to generate income, a portion of the Fund will be invested in equity securities of corporations that pay dividends, and the Fund will also write exchange-traded covered calls on individual equity securities.

4.	Comment: Please clarify what is meant by using certain securities to “gain targeted equity exposure from its cash positions” in the last paragraph under “What are the Fund’s main investment strategies?”

Response: The following disclosure will be added to the end of the paragraph:

The use of these instruments will allow the Fund to gain equity exposure in a more liquid manner than buying equity securities directly.

Main Investment Risks

5.	Comment: If portfolio turnover is expected to be over 100%, please include “High Portfolio Turnover Risk” disclosure.

Response: We do not anticipate that the portfolio turnover to be over 100%. If historical turnover is more than 100%, the appropriate risk disclosure will be added.

6.	Comment: Please revise the “Covered Call Options Risk” section to make it clearer that the use of options may limit the Fund’s performance in rising markets.

Response: The third sentence in “Covered Call Options Risk” will be revised as follows:

In a rising market, the option may require the Fund to sell a security at an exercise price that is lower than the Fund would receive if the security was sold at the market price.

More About the Fund

7.	Comment: Please consider whether to add a description of the Fund’s investments in initial public offerings and government securities in the “Additional Information About the Fund’s Investment Strategies.”

Response: Disclosure on the Fund’s investments in initial public offerings will be added in the “Additional Information About the Fund’s Investment Strategies” section. After further consideration, we do not think we need to include government securities risk in the prospectus because the Fund’s investments in government securities will not be significant; as a result, the risk will be removed.

8.	Comment: Please revise the second sentence in the second paragraph under “Derivatives Risk.”

Response: The sentence will be revised as follows:

The Fund may be more volatile than if the Fund had not been leveraged because the leverage tends to exaggerate any effect on the value of the Fund’s portfolio securities.

JPMORGAN OPPORTUNISTIC EQUITY LONG/SHORT FUND PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Please confirm that “Dividend Expenses on Short Sales” will be included in the Annual Fund Operating Expenses table.

Response: We confirm that this line item will be included in the table.

2.	Please confirm that the contractual fee waiver referred to in footnote 1 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

Main Investment Strategies

3.	Comment: Please explain what “market characteristics” are.

Response: This language was deleted.

4.	Comment: Please include a description of how short sales work.

Response: The following description has been added:

Short sales involve the sale of a security which the Fund does not own in hopes of purchasing the same security at a later date at a lower price. To make delivery to the buyer, the Fund must borrow the security, and the Fund is obligated to return the security to the lender, which is accomplished by a later purchase of the security by the Fund.

5.	Comment: Please include the name of the Fund’s primary benchmark.

Response: The Fund’s primary benchmark has been included.

6.	Comment: Please explain how investing in options helps to manage volatility.

Response: Options help manage volatility primarily by limiting losses that may be incurred from the Fund’s stock positions

7.	Comment: Please explain what is meant by a range of net exposure.

Response: A description of net exposure has been added.

As the set of investment opportunities is constantly evolving, the Fund’s net exposure (the value of the Fund’s aggregate long positions minus its short positions) will vary over time.

8.	Comment: Will derivatives be included in the calculation of the Fund’s 80% test?

Response: Derivatives are not included in the Fund’s 80% test.

More About the Fund

9.	Comment: Please delete the heading “Additional Risks” on page 7.

Response: The heading has been deleted.

In connection with your review of the Post-Effective Amendment No. 341 filed by the Trust on June 4, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth Davin
Elizabeth Davin
Assistant Secretary